Rehmann

5750 New King St., Suite 200

Troy, MI  48098

Ph:  248.952.5000

Fx: 248.952.5750

www.rehmann.com

May 13, 2009

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Re:  Diversified Restaurant Holdings, Inc.

File Ref. No. 333-145316

We were previously the independent registered public accounting firm for Diversified Restaurant Holdings, Inc. and under the date of March 31, 2009, we reported on the consolidated financial statements of Diversified Restaurants Holdings, Inc. and subsidiaries as of and for the years ended December 31, 2008 and 2007.  On April 23, 2009 our appointment as principal accountant was terminated.  We have read Diversified Restaurant Holdings, Inc.’s statements included under Item 4.01 of its Form 8-K/A dated May 11, 2009 and we agree with the statements concerning our Firm.

Very truly yours,

/s/ Rehmann Robson, P.C.

Rehmann Robson, P.C.